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VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:   Christine Torney

Mary Mast

Jimmy McNamara

Tim Buchmiller

Re:	CARGO Therapeutics, Inc.

Response to Letter dated September 28, 2023

Draft Registration Statement on Form S-1

Submitted on September 1, 2023

CIK No. 0001966494

To the addressees set forth above:

On behalf of our client, CARGO Therapeutics, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) on a confidential basis a revised draft Registration Statement on Form S-1 (the “Registration Statement”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted a draft Registration Statement on Form S-1 (the “Draft Submission”) on a confidential basis under the JOBS Act on September 1, 2023. The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Draft Submission dated September 28, 2023 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.

For ease of review, we have set forth below the numbered comment of your letter in bold type followed by the Company’s response thereto.

October 4, 2023

Draft Registration Statement on Form S-1

Prospectus Summary

Overview, page 1

1.

Please disclose whether Stanford’s Phase 1 clinical trial was powered for statistical significance, and whether any SAEs were observed. Please also disclose whether Stanford is a licensor, or otherwise advise.

Response: The Company respectfully advises the Staff that it has not in-licensed any technology from Stanford in connection with building the Company’s manufacturing process for CRG-022. To clarify this, the Company has revised the disclosure on pages 1, 2, 105 and 126 of the Registration Statement.

2.

We note your disclosure on page 2 that Stanford received Breakthrough Therapy Designation from the FDA. Please balance this disclosure with the statement on page 45 that a Breakthrough Therapy Designation may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that a product candidate will receive FDA approval. Please also clarify whether your product candidate, CRG-022, has been designated by the FDA as a breakthrough therapy for the purposes of your IND application.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 2 and 127 of the Registration Statement.

3.

With regard to your disclosure that CRG-022 is being studied by Stanford in a Phase 1 clinical trial, please clarify, if known, whether Stanford plans to pursue additional clinical trials beyond its current Phase 1 clinical trial with a goal of receiving regulatory approval and how your and their trials will work in tandem, if at all.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 2 and 127 of the Registration Statement.

4.

We note your references to “breakthrough” and “encouraging” results here, and elsewhere. Please refrain from describing preliminary data from clinical trials as “breakthrough” or “encouraging” as this may create an inference that a product candidate is more likely to be found to be safe and effective and limit the discussion to the objective clinical data, such as the endpoints and whether they were met.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 1, 2, 37, 105, 126, and 132 of the Registration Statement.

October 4, 2023

5.

We note your disclosure on page 3 regarding “demonstrating” comparability of the final drug product to that produced by the process used in the Stanford Phase 1 clinical trial. Please balance this disclosure with the statements on page 45 and elsewhere that you cannot assure that the FDA will agree with your claim of comparability and the sufficiency of the data to support it, or agree with your ability to reference the preclinical, manufacturing or clinical data generated by the Stanford clinical trial even if you obtain a right of reference from Stanford.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 3 and 128 of the Registration Statement.

6.	Please revise your prospectus summary to explain briefly at first use each of the scientific or technical terms. By way of example only, we note the following terms:

•	Autologous

•	Chimeric antigen receptor

•	High Complete Response

•	Cognate ligands

•	Immune escape

•	Payload capacity

•	Lentiviral vector

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 1, 2, and 3 of the Registration Statement.

Our solution: next generation of CAR T-cell therapies, page 3

7.

We note your disclosure on page 4 that your team will implement manufacturing processes that are highly reliable and readily transferrable to expand capacity, reduce turnaround time and minimize costs of goods. Please balance this disclosure with the statements on page 25 that you may experience delays in developing a sustainable, reproducible and scalable manufacturing and page 55 that you do not own or operate your own manufacturing facilities, and rely on third-parties, which can result in increased costs that could delay, prevent, or impair development or commercialization efforts.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 4 and 134 of the Registration Statement.

Our history, team and investors, page 6

8.

We note your disclosure that your team has progressed products from research to clinical trials, and ultimately to regulatory approval and commercialization. Please balance this disclosure with the statement on page 25 that novel products, such as yours, can be more complex and consequently more expensive and take longer than for other, better known or extensively studied pharmaceutical or other product candidates.

October 4, 2023

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 7 and 131 of the Registration Statement.

9.

Please limit the disclosure of specific investors to those identified in the beneficial ownership table on page 194. Additionally, indicate that prospective investors should not rely on the named investors’ investment decisions, that these investors may have different risk tolerances and that the shares purchased in the referenced financings may have been conducted at a significant discount to the IPO price, if true.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 7 of the Registration Statement.

Risk Factors Summary, page 7

10.

We note your disclosure that you have experienced “rapid growth” since your inception, and that you “expect” to continue to grow in the future. Please specify the type of “growth” you are referencing in this disclosure. In this regard, we note your disclosure on page 22 appears to reference employee and operational growth.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 8 and 23 of the Registration Statement.

Summary financial data, page 12

11.

You disclose on page F-23 that the preferred stock will automatically be converted into common stock upon the IPO provided that the offering price per share is not less than $5.00 (as adjusted for stock dividend, stock split, combination or other similar recapitalization) and the aggregate gross proceeds to the Company are not less than $75.0 million, or at the date and time, or occurrence, of an event specified in a vote or written consent of the holders of the majority of the outstanding shares of convertible preferred stock. Tell us why it is appropriate to include the conversion in the pro forma column on page 14. If you believe the preferred stock will convert upon the IPO, please revise the disclosure to clarify the conditions in which the conversion will occur and tell us why you believe the conditions will be met.

Response: The Company respectfully advises the Staff that it expects the automatic conversion will be triggered as the anticipated offering price and the offering amount, which will be included in the preliminary prospectus for the offering, will exceed the thresholds set forth in the Company’s current amended and restated certificate of incorporation (the “Current Charter”). The Company respectfully advises the Staff that the conversion terms disclosed in footnotes to the annual financial statements on page F-23 were subsequently amended in February 2023 in connection with the Current Charter. The updated terms for conversion of preferred stock upon IPO have been disclosed on page F-53. Once the offering price range and offering amount are included, the Company believes additional disclosure will not be needed. Further, the Company respectfully advises the Staff that if for some reason the offering price and offering amount will not exceed those triggers, the Company will amend the Current Charter in such a way that the outstanding preferred stock will automatically convert upon the consummation of the IPO. As a result of the forgoing, the outstanding preferred stock will convert upon the IPO, and consequently, it is appropriate to include it in the conversion set forth in the pro forma column.

October 4, 2023

Critical Accounting Policies and Significant Judgments and Estimates

Common stock valuations, page 120

12.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the awards underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock-based compensation. Please discuss with the staff how to submit your response.

Response: The Company respectfully acknowledges the Staff’s comment and will provide to the Staff, on a supplemental basis, the requested information, once an estimated offering range has been determined.

Business

Our lead program, CRG-022, page 125

13.

Please revise to clearly disclose the primary and secondary endpoints, if any, of the Stanford Phase 1 clinical trial and whether they were achieved. In addition, please disclose any observed serious adverse events.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 1 and 130 of the Registration Statement.

Our tri-specific program, CRG-023, page 127

14.	Please identify the referenced study published in June 2023.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 130 of the Registration Statement.

Establishment of a commercial manufacturing process for CRG-022, page 138

15.

We note your disclosure that the manufacturing process for CRG-022 builds upon the process used to manufacture CRG-022 used by Stanford. If your manufacturing process uses technology developed by Stanford, please indicate in an appropriate location whether such technology is in-licensed under the Stanford Agreement.

Response: The Company respectfully advises the Staff that it has not in-licensed any technology from Stanford in connection with building the Company’s manufacturing process for CRG-022. To clarify this, the Company has revised the disclosure on pages 1, 2, 105 and 126 of the Registration Statement.

Competition, page 145

16.	With respect to your disclosures regarding competitors, please explain the difference between “autologous” and “allogenic” CAR T therapies.

October 4, 2023

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 149 of the Registration Statement.

Intellectual Property, page 147

17.	Please specify the foreign jurisdictions in which you have pending applications, licensed patents or licensed pending patents.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 150 of the Registration Statement.

License Agreements, page 149

18.

Please revise your Stanford Agreement and National Cancer Institute license agreement disclosures relating to “double-digit percentage” of milestone payments applicable to product covered by licensed patent rights on non-patented products, “low double-digit percentage” of non-royalty revenue in the event you choose to exercise your right to sublicense, and “low single-digit to a low double-digit percentage” to specify a percentage rate or range that does not exceed ten percentage points.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 108, 153, 154, F-29, F-33, F-58 and F-59 of the Registration Statement.

Notes to the Financial Statements for the year ended December 31, 2022

License and research and development agreements

Oxford license and supply agreement, page F-27

19.	Please disaggregate the $9.3 million milestone payments you may be required to pay into development, regulatory and commercial milestones.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 153, F-28 and F-58 of the Registration Statement.

General

20.

Please ensure the writing is legible in the visual depictions throughout your draft registration statement. For example only, your visual under “Pre STASH technology” on page 145 contains illegible text.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 148 of the Registration Statement to remove the visual containing illegible text. The Company has ensured the writing is legible in the visual depictions elsewhere throughout the Registration Statement.

October 4, 2023

21.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will provide copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

* * *

October 4, 2023

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 470-4809 or by email to Benjamin.Potter@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Benjamin A. Potter

Benjamin A. Potter of LATHAM & WATKINS LLP

cc:	Gina Chapman, CARGO Therapeutics, Inc.

Anup Radhakrishnan, CARGO Therapeutics, Inc.

Halley Gilbert, CARGO Therapeutics, Inc.

B. Shayne Kennedy, Latham & Watkins LLP

Phillip S. Stoup, Latham & Watkins LLP

Denny Won, Cooley LLP

Charles S. Kim, Cooley LLP

Kristin VanderPas, Cooley LLP

Dave Peinsipp, Cooley LLP